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                                                                      EXHIBIT 12

                           BT SECURITIES CORPORATION
                           ONE BANKERS TRUST PLAZA
                           NEW YORK, NEW YORK, 10006

                               February 4, 1997

Hancock Park Associates
1925 Century Park East
Suite 810
Los Angeles, CA 90067
Attention:  Michael Fourticq
            Brian McDermott

Gentlemen:

        You have advised BT Securities Corporation ("BTSC") of your intention to enter into a transaction (the "Transaction") in which a company ("Newco") formed by you and other third party investors would acquire all of the outstanding capital stock of Leslie's Poolmart (the "Acquired Business"). You have asked us to assist you in raising a portion of the funds required to consummate the Transaction through the sale or placement of $85 million aggregate principal amount of senior debt securities (the "Securities") to be issued by the Acquired Business.

        We understand that the cash proceeds to be paid to the shareholders of the Acquired Business in connection with the Transaction will be approximately $101.5 million and the total amount of funds necessary to effect the Transaction, to refinance existing debt of the Acquired Business, to pay all fees and expenses incurred in connection therewith and to provide for ongoing working capital of the Acquired Business will be provided through (i) a revolving credit facility pursuant to which the Acquired Business may borrow amounts based a borrowing base of receivables and inventory (the "Revolving Credit Facility"), of which $18 million will be drawn upon closing of the Transaction (assuming the Transaction closes in March 1997), (ii) at least $28 million from the issuance of pay-in-kind preferred stock of Newco (the "PIK Preferred Financing"), (iii) at least $13 million from the issuance of common stock of Newco (the "Common Stock Financing"); provided that the aggregate of proceeds raised by Newco from the PIK Preferred Financing and the Common Stock Financing shall not be

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less than $50 million, and (iv) the Securities. It is our understanding that other than indebtedness under the Revolving Credit Facility and the Securities, neither Newco nor the Acquired Business will have other indebtedness for money borrowed after giving affect to the consummation of the Transaction.

        We are pleased to inform you that, based upon our understanding of the Transaction as summarized above and current market conditions and subject to the conditions set forth below, we are highly confident of our ability to sell or place the Securities in connection with the Transaction. The structure, covenants and terms of the Securities thereof will be as determined by BTSC in consultation with you, on terms mutually acceptable to both parties based on market conditions at the time of the sale or placement and on the structure and documentation of the Transaction. Our confidence in our ability to consummate the sale or placement of the Securities is subject to (i) there not having occurred any material adverse change in the financial condition, results of operations, business or prospects of the Acquired Business since December 31, 1995, (ii) there not existing any pending or threatened claim, suit or proceeding by any governmental or regulatory authority which BTSC shall reasonably determine could have a materially adverse effect on the business, property, assets, liabilities, condition (financial or otherwise) or prospects of Newco or the Acquired Business, (iii) the receipt of all necessary governmental, regulatory or third party approvals or consents in connection with the Transaction, (iv) the execution and delivery of documentation for the Transaction and related transactions in form and substance reasonably satisfactory to BTSC and such documentation being in full force and effect, (v) agreement on the terms of the Securities consistent with the term sheet attached hereto and negotiation and execution of satisfactory documentation with respect to the Securities and the offering and sale thereof, (vi) the terms and structure of the Revolving Credit Facility being reasonably acceptable to BTSC and the execution of documentation relating thereto reasonably satisfactory in form and substance to BTSC, (vii) the terms and provisions of the PIK Preferred Financing and the Common Stock Financing being reasonably acceptable to BTSC and the entities that own the securities comprising the PIK Preferred Financing and the Common Stock Financing, and the level of ownership, shall be reasonably acceptable to BTSC, (viii) BTSC and its representatives shall have completed and be satisfied with the results of its continuing financial, business, environmental and legal due diligence, (ix) the receipt and review (to our
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reasonable satisfaction) of independent third party reports as to certain matters customarily so reported upon in transactions of this type, including, without limitation, solvency, (x) the availability of audited and unaudited historical financial statements of Newco and the Acquired Business and pro forma financial statements of Newco and the Acquired Business after giving effect to the Transaction, in each case reasonably acceptable to BTSC and in form and presentation as required by the Securities Act of 1933, as amended, and the rules and regulations thereunder applicable to registration statements filed thereunder, (xi) there not having been any disruption or material adverse change in the market for new issues of high yield securities or the financial or capital markets in general, in the judgment of BTSC and (xii) BTSC having a reasonable time to market the Securities based on BTSC's experience in comparable transactions.

        This letter is not intended to be and should not be construed as a commitment with respect to the underwriting, sale or placement of the Securities.
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        Except as otherwise required by law or unless BTSC has otherwise consented in writing, you are not authorized to show or circulate this letter to any other person or entity (other than your legal or financial advisors in connection with your evaluation hereof and Leslie's Poolmart, its' Board of Directors and its legal and financial advisors); provided that BTSC agrees that this letter may be referred to in Leslie's Poolmart's proxy statement relating to the Transaction in such a manner as Leslie's Poolmart and BTSC shall agree in their reasonable discretion. If this letter is not accepted by you by 3:00 p.m. on February 28, 1997, you are to immediately return this letter (and any copies hereof) to the undersigned.


                                        Very truly yours,

                                        BT SECURITIES CORPORATION

                                        By:  /s/ Kate W. Cook
                                           ---------------------------
                                           Name: Kate W. Cook
                                           Title: Managing Director


AGREED TO AND ACCEPTED as of
the date first written above:

HANCOCK PARK ASSOCIATES


By:
   -------------------------------
   Name:
   Title: